AMENDMENT NO. 1 TO

DEBT RESTRUCTURING AGREEMENT

This Amendment No. 1 (the “Agreement”) to the Agreement for Debt Restructuring and Modification of Manufacturing Terms dated as of September 1, 2003 (the “Original Agreement”) is made as of August 21, 2006 by and among (a) Exabyte Corporation, a Delaware corporation (the “Company”), and (b) Solectron Corporation , a Delaware corporation (hereinafter “Noteholder”), as holder of an Amended and Restated Promissory Note of the Company dated May 27, 2004 in original principal amount of $2,982,138.88 (the “Note). Noteholder is acting under the Note as agent for Shenei International Pte. Ltd. akd Solectron Technology Sdn. Bhd. The Company and Noteholder are collectively referred to herein as the “Parties.”

RECITALS

A.         Tandberg Data ASA, or any of its subsidiaries or affiliates (together referred to herein as the “Buyer”) has made an offer to purchase substantially all of the assets of the Company (the “Acquisition”).

B.         Buyer’s willingness to consummate the Acquisition is conditioned upon certain agreements being reached with creditors of the Company, including but not limited to the Noteholder.

C.         The Noteholder and the Company therefore wish to agree to certain repayment rights upon consummation of the Acquisition, but in no event later than October 31, 2006, such agreement by the Noteholder being conditioned upon consummation of the Acquisition.

D.         Company acknowledges a continuing payment default on the Original Agreement and the Amended and Restated Promissory Note of the Company dated May 27, 2004. Noteholder waived further notice of this default.

WHEREAS this Agreement is to govern the obligations of the Parties in regard to entering into each of these matters.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, each of the Parties agrees as follows:

1.	AGREEMENTS.

(a)        The Parties agree that all defined terms used but not defined herein shall have the definitions set forth in the Note.

(b)        The Company agrees that immediately following the closing of the Acquisition, but no later than October 31, 2006, either the Company or Tandberg shall pay to Noteholder the amount of US $300,000, in cash (the “Settled Obligation”).

(c)        Noteholder agrees, in consideration of the payment to it by the Company or Tandberg at the closing of the Acquisition of the Settled Obligation, Noteholder will forgive payment of (i) all interest accrued but not paid on the Note, and (ii) the remaining principal amount of the Note (approximately US $353,000) (collectively, the “Released Obligations”). Payment of the Settled Obligations shall constitute a full and complete release as of the closing of the Acquisition of any and all claims against the Company for all of the Released Obligations, including but not limited to the unpaid principal amount of the Note, plus accrued interest.

(d)       Noteholder and the Company agree that the rights and obligations of the Parties under the Original Agreement, other than those set forth in Sections 11 through 18 thereof, previously have been fulfilled or terminated in their entirety. This Agreement supersedes all prior agreements, representations, warranties and understandings of the Parties under the Original Agreement and the Note and constitutes a modification and novation of the Note to the extent provided herein.

(e)       Company agrees to pay all trade payables to Solectron and/or its subsidiaries upon signing this agreement.

(f)        This agreement is void if not accepted and signed by Company and Noteholder by August 24, 2006.

2.	CONDITIONS; TERMINATION.

(a)        The Company understands and acknowledges that Noteholder’s agreements set forth in Section 1 herein are contingent upon the actual closing of the Acquisition.

(b)        Noteholder agrees to waive, release, remise and forever discharge the Company and all of its officers, directors, principals, employees, successors and assigns for:

(i) any breach by the Company of any of its obligations under the Original Agreement or the Note, and

(ii) any Event of Default under Section 11.1 of the Original Agreement or under the Note that may exist as of the date of this Agreement or that may come into existence after the date hereof;

and agrees to refrain from and waive the exercise of any rights and remedies under any agreement it may have with the Company, including but not limited to under Section 11.2 of the Original Agreement and under the Note; provided that all such waiver(s) and release(s) shall terminate and be of no further force and effect in the event of a Termination (as defined below).

(c)        This Agreement and the Parties’ rights and obligations hereunder shall terminate and be of no further force and effect (a “Termination”) as follows:

(1)       Automatically, with no further action by any Party, in the event a the Acquisition is not consummated or closed with Buyer on or before November 30, 2006, or such later date as the Parties may agree upon; provided that this Agreement will not be terminated under this subsection (c)(1) if the closing of the Acquisition has not occurred because (whether solely or partially) of the breach of this Agreement by Noteholder; provided, however, that, the Company shall have the right to pursue all legal remedies against Noteholder for breach of this Agreement, including specific enforcement and injunctive relief.

(2)	By the Company, at any time.

(3)        If the Company and Buyer do not publicly announce a definitive agreement by September 15, 2006

3.	MISCELLANEOUS.

All communications hereunder shall be in writing and, if sent to a Party, shall be mailed, delivered by hand or overnight service, emailed or faxed to the address, fax number or email address set forth below the signature of the Party at the end of this Agreement. Any notice or communication shall be deemed given to a Party when delivered to the appropriate address or sent by facsimile or email with confirmation of transmission by the transmitting equipment. This Agreement will inure to the benefit of and be binding upon the Parties hereto and their respective heirs, successors and assignees. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California. Each Party to this Agreement shall bear its respective fees and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the transactions contemplated by it. This Agreement may not be amended, supplemented or otherwise modified except by a written agreement executed by the Party to be charged with the amendment. The Parties have executed and delivered this Agreement effective as of the date first written above.

All Payments from Company to Noteholder paid by Company at the consummation of this agreement or following this agreement are to be paid to Solectron Corporation, at

Solectron Treasury, attention Richard Schwalbe

847 Gilbraltar Dr.

Milpiats, CA 95035

The undersigned have caused this Note Restructuring Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

EXABYTE CORPORATION

By: /s/ Carroll Wallace

Its: Chief Financial Officer

Date: August 24, 2006

SOLECTRON CORPORATION

By: /s/ Richard Schwalbe

Its: Global Credit Manager

Date: August 22, 2006

SOLECTRON TECHNOLOGY SDN. BHD.

By: /s/ Richard Schwalbe

Its: Global Credit Manager

Date: August 22, 2006

SOLECTRON INTERNATIONAL PTE. LTD.

By: /s/ Richard Schwalbe

Its: Global Credit Manager

Date: August 22, 2006

ACKNOWLEDGED BY TANDBERG DATA ASA

By: /s/ Live H. Aker

Its: CFO Tandberg Data

Date: August 24, 2006